UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Capnia, Inc.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

14066L204
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No.14006L204

1	Names of Reporting Persons Bioasia Management, LLC

2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐

3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 56,744 (1)
	6	Shared Voting Power
	7	Sole Dispositive Power 56,744 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 56,744 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 0.31% (2)
12	Type of Reporting Person (See Instructions) OO

(1)	The shares are held of record by Biotechnology Development Fund II, LP. Bioasia Management, LLC is the general partner of Biotechnology Development Fund II, LP.
(2)	Based on 18,146,272 shares of common stock outstanding as of January 30, 2017, as reported in the Issuer’s registration statement on Form S-1, filed with the SEC on February 1, 2017.

SCHEDULE 13G/A

CUSIP No.14006L204

1	Names of Reporting Persons BioAsia Investments IV, LLC

2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐

3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 402,108 (1)
	6	Shared Voting Power
	7	Sole Dispositive Power 402,108 (1)
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 402,108 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 2.22% (2)
12	Type of Reporting Person (See Instructions) OO

(1)	The shares are held of record by Biotechnology Development Fund IV, LP, Biotechnology Development Fund IV Affiliates, LP and BDF IV Annex Fund, LP. BioAsia Investments IV, LLC is the general partner of Biotechnology Development Fund IV, LP, Biotechnology Development Fund IV Affiliates, LP and BDF IV Annex Fund, LP.
(2)	Based on 18,146,272 shares of common stock outstanding as of January 30, 2017, as reported in the Issuer’s registration statement on Form S-1, filed with the SEC on February 1, 2017.

SCHEDULE 13G/A

CUSIP No.14006L204

1	Names of Reporting Persons Vivo Ventures V, LLC

2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐

3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 8,273,101 (1)
	6	Shared Voting Power
	7	Sole Dispositive Power 8,273,101 (1)
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,273,101 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 42.61% (2)
12	Type of Reporting Person (See Instructions) OO

(1)	The shares are held of record by Vivo Ventures Fund V, LP and Vivo Ventures V Affiliates Fund, LP. Vivo Ventures V, LLC is the general partner of Vivo Ventures Fund V, LP and Vivo Ventures V Affiliates Fund, LP.
(2)	Based on 18,146,272 shares of common stock outstanding as of January 30, 2017, as reported in the Issuer’s registration statement on Form S-1, filed with the SEC on February 1, 2017.

Item 1.

(a)	Name of Issuer: Capnia, Inc.

(b)	Address of Issuer's Principal Executive Offices:

1235 Radio Road, Suite 110

Redwood City, CA 94065

Item 2.

(a)	Name of Person Filing:

The names of the reporting persons are:

BioAsia Management, LLC

BioAsia Investments IV, LLC

Vivo Ventures V, LLC

(b)	Address of Principal Business Office or, if None, Residence:

505 Hamilton Avenue, Suite 207

Palo Alto, CA 94301

(c)	Citizenship:

Delaware

(d)	Title and Class of Securities:

Common stock, par value $0.001 per share

(e)	CUSIP No.: 14006L204

Item 3.	If this statement is filed pursuant to §§ 240.lJd-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)( l )(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-l(b)( l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with §240.13d-l (b)(l )(ii)(J );

(k)	☐	Group, in accordance with §240.13d-l (b)(l )(ii)(K). If filing as a non-U .S. institution in accordance with §240.13d-l (b)( l)(ii)(J), please specify the type of institution: Not Applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

BioAsia Management LLC, as the general partner of Biotechnology Development Fund II, L.P., beneficially owns 56,744 shares of common stock of the Issuer, representing approximately 0.31% of the 18,146,272 shares of common stock outstanding as of January 1, 2017 (the “Outstanding Shares”). The voting members of BioAsia Management LLC are Frank Kung, Edgar Engleman and Anselm Leung, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

BioAsia Investments IV, LLC, as the general partner of each of Biotechnology Development Fund IV, L.P., Biotechnology Development Fund IV Affiliates, L.P., and BDF IV Annex Fund, L.P., beneficially owns 402,108 shares of common stock of the Issuer, representing approximately 2.22% of the Outstanding Shares. The amount consists of 396,884 shares of common stock and 5,224 shares of common stock issuable upon the exercise of warrants within 60 days of December 31, 2016. As of December 31, 2016, Biotechnology Development Fund IV, L.P. held 166,740 shares of common stock of the Issuer and 1,003 shares of common stock issuable upon the exercise of warrants within 60 days of December 31, 2016, representing approximately 0.92% of the Outstanding shares, Biotechnology Development Fund IV Affiliates, L.P. held 3,076 shares of common stock of the Issuer and 16 shares of common stock issuable upon the exercise of warrants within 60 days of December 31, 2016, representing approximately 0.02% of the Outstanding Shares, and BDF IV Annex Fund, L.P. held 227,068 shares of common stock of the Issuer and 4,205 shares of common stock issuable upon the exercise of warrants within 60 days of December 31, 2016, representing approximately 1.27% of the Outstanding Shares. The voting members of BioAsia Investments IV, LLC are Frank Kung and Edgar Engleman, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

Vivo Ventures Fund V, LLC, as the general partner of each of Vivo Ventures Fund V, L.P. and Vivo Ventures V Affiliates Fund, L.P., beneficially owns 8,273,101 shares of common stock of the Issuer, representing approximately 42.61% of the Outstanding Shares. The amount consists of 7,003,356 shares of common stock and 1,269,745 shares of common stock issuable upon exercise of warrants within 60 days of December 31, 2016. As of December 31, 2016, Vivo Ventures Fund V, L.P. held 6,922,123 shares of common stock of the Issuer and 1,255,019 shares of common stock issuable upon the exercise of warrants within 60 days of December 31, 2016, representing approximately 42.15% of the Outstanding Shares, and Vivo Ventures V Affiliates Fund, L.P. held 81,233 shares of common stock of the Issuer and 14,726 shares of common stock issuable upon the exercise of warrants within 60 days of December 31, 2016, representing approximately 0.53% of the Outstanding Shares. The voting members of Vivo Ventures Fund V, LLC are Frank Kung, Albert Cha and Edgar Engleman, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

(b)	Percent of Class:

See Item 11 of each cover page, which is based on Item 9 of the respective cover page. See also Item 4(a) above.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/13/2017

BioAsia Management, LLC

By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member

BioAsia Investments IV, LLC

By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member

Vivo Ventures Fund V, LLC

By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member